UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

OmniAmerican Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
68216R107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68216R107

1	NAMES OF REPORTING PERSONS Forest Hill Capital, L.L.C., 73-1597141

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		182,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		765,050

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	765,050

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
**SEE ITEM 4(b).

CUSIP No.	68216R107

1	NAMES OF REPORTING PERSONS Mark Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		182,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		765,050

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	765,050

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Forest Hill Capital, L.L.C., a Delaware limited liability company (“Forest Hill”), and Mr. Mark Lee, principal of Forest Hill.
This Schedule 13G relates to Common Stock, par value $0.01 per share (the “Common Stock”), of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”), purchased by Forest Hill for the accounts of (i) Forest Hill Select Fund, L.P. (“Forest Hill Select”), of which Forest Hill is the general partner, and (iv) a managed account to which Forest Hill acts as investment advisor (the “Managed Account”).

Item 1(a)	Name of Issuer.

OmniAmerican Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1320 S. University Drive
Fort Worth, Texas 76107

Item 2(a)	Name of Person Filing.

Forest Hill Capital, L.L.C. and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430
Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

68216R107

Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.
(a)	Forest Hill and Mr. Lee are the beneficial owners of 765,050 shares of Common Stock.

(b)
Forest Hill and Mr. Lee are the beneficial owners of 6.4% of the outstanding shares of Common Stock. This percentage is determined by dividing 765,050 by 11,902,500, the number of shares of Common Stock issued and outstanding as of November 4, 2010 as reported in the Issuer’s Form 10-Q filed on November 4, 2010.

(c)
Forest Hill has the sole power to vote the 182,300 shares of Common Stock held in the account of Forest Hill Select and beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the vote of the 182,300 shares of Common Stock held in the account of Forest Hill Select and beneficially owned by Forest Hill. Neither Forest Hill nor Mr. Lee have the power to vote the 582,750 shares of Common Stock held in the account of the Managed Account. Forest Hill has the sole power to dispose of the 765,050 shares of Common Stock beneficially owned by Forest Hill. As the principal of Forest Hill, Mr. Lee may direct the disposition of the 765,050 shares of Common Stock beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 14, 2011, between Forest Hill and Mark Lee.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

Forest Hill Capital, L.L.C.
By:	/S/ MARK LEE
Mark Lee, Manager

/S/ MARK LEE
Mark Lee